[LETTERHEAD OF GAMBRELL & STOLZ LLP APPEARS HERE]

HENRY B. LEVI

DIRECT DIAL: (404)221-6508

E-MAIL: hlevi@gambrell.com

April 17, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, NW

Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Software, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended April 30, 2006

Form 10-Q for the Quarterly Period Ended July 31, 2006

Form 10-Q for the Quarterly Period Ended October 31, 2006

File No. 000-12456

Request for Extension of Time to Respond

Dear Mr. Krikorian:

In regard to your comment letter dated April 4, 2007 regarding the Company’s Form 10-K for its Fiscal Year ended April 30, 2006, we respectfully ask, on behalf of the Company, for an extension to file a response. We are requesting this extension to allow the Company’s auditors an adequate opportunity to review the Company’s response to your comment letter. Accordingly, we request that the Company be given until April 25, 2007 to file its response.

Thank you for your time and consideration in this matter.

Very truly yours,

GAMBRELL & STOLZ, LLP

/s/ Henry B. Levi

Henry B. Levi

HBL/git

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